

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Stefan Berndt-von Bülow
Chief Financial Officer
Mynaric AG
Dornierstraße 19
82205 Gilching, Germany

      Re: Mynaric AG
          Draft Registration Statement on Form F-1
          Submitted June 24, 2021
          CIK No. 0001850453

Dear Mr. Berndt-von Bülow:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   Please disclose the basis for your statement that you are "a leading developer and manufacturer of laser communication technology for aerospace communications networks in government and commercial markets." Clarify the criteria on which you based this statement, such as revenue or number of customers or market share.

2.   Please define "RF," "DLR," "DARPA," "SDA," "FTE" and any other terms that may help investors fully understand your business.

3.   Please revise your prospectus summary to disclose that your existing shareholders will continue to have significant control over the company after this offering and that their interests may conflict with other shareholders. Highlight the beneficial ownership percentage of your founders, members of your management and supervisory boards, and significant shareholders.

4.   Please disclose that you are still in the pre-production phase and that you expect to incur significant expenses related to the development of your technology and products, marketing activities and general and administrative functions. Also disclose that you currently rely on external financing and will continue to rely on external financing to cover these expenses and prepare for serial production of your flagship products.

Risk Factors
We may face a long sales cycle..., page 22

5.   Please disclose the average length of your sales cycle.

We depend on third-party suppliers to provide us with components for our products..., page 23

6.   Please revise here or elsewhere to quantify the specific impacts you have experienced to your business and results of operations resulting from the COVID-19 pandemic.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 57

7.   Please revise to disclose the total number of customers for each period presented. Also include the number of government customers versus commercial customers. To the extent material, disclose here or elsewhere the portion of your revenue generated by sales to governmental entities directly and through your partners.

Results of Operations, page 61

8.   We note you present the reportable operating segments Air and Space in accordance with IFRS 8. Please revise to discuss the segment measure of profit or loss for each of your reportable segments. Please also revise segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. For example, in regards to revenues, quantify the number of terminals sold for each segment and discuss revenues related to development and training services. See Item 303(b) of Regulation S-K.

Underwriting, page 159

9.   Please revise to disclose the exceptions to the lock-up agreements. Identify the existing shareholders who have agreed to the lock-up provision.

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2020, page F-3

10.   We note in your disclosure on pages 60 and F-7 that you have presented your expenses by nature. However, it appears you have presented on the face of your Consolidated Statement of Profit or Loss and Other Comprehensive Income your expenditures by nature, and these expenditures will be expensed over time frames that exceed the current reporting period. Please revise your statement of profit or loss to present your expenses either by nature or function. Specifically address paragraph 3.4 of the IFRS Conceptual Framework for Financial Reporting (2018) and paragraphs 82 and 99 of IAS 1 in your response.

Note 3.2 Accounting Policies
(b) Revenue Recognition, page F-8

11.   Please provide sufficient detail to clarify the significant payment terms, nature and timing of your performance obligations for goods and services arising from your contracts with customers, as well as any significant judgments and practical expedients in the application of IFRS 15. For instance, clarify the point in time when your customers have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the transferred terminal(s). Refer to paragraphs 119, 123 and 129 of IFRS 15.

(d) Government Grants, page F-9

12.   Please explain whether and how you determined that the government grants were more appropriately in scope of IFRS 15 or IAS 20. Furthermore, please revise your disclosures, as applicable, to clarify your accounting of the government grants.

(f) Intangible Assets, page F-10

13.   Please revise your disclosure to clarify how all conditions for capitalization have been fulfilled for both the CONDOR inter-satellite link terminal and the HAWK AIR airborne terminal in accordance with paragraph 57 of IAS 38.

Note 20. Inventories, page F-32

14.   Please disclose the amount of inventories recognized as an expense for each period presented. Refer to paragraph 36(d) of IAS 2.

Signatures, page II-4

15.   Form F-1 requires that at least a majority of the board of directors or persons performing similar functions sign the registration statement. Please confirm that you will include the signatures of at least a majority of the supervisory board.

Exhibits

16. Please file your service agreements with members of the management board and the Option Agreement with Bulent Altan as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

General

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Krystian Czerniecki